Wyrick Robbins Yates & Ponton LLP
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August 26, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:     Tracie Mariner
Terence O’Brien
Division of Corporation Finance
Office of Life Sciences

Re:        9 Meters Biopharma, Inc.
Form 10-Q for Fiscal Quarter Ended June 30, 2020
Filed August 13, 2020
File No. 001-37797

Ladies and Gentlemen:

We write this letter on behalf of our client 9 Meters Biopharma, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated August 20, 2020. For ease of review, we have set forth below in italics the comment of the Staff’s letter and have followed the comment with the Company’s response thereto.

Quarterly Report on Form 10-Q filed on August 13, 2020

Financial Statements, Note 3 - Mergers and Acquisition, page 18

1.	We note your disclosure stating that, on May 6, 2020, you consummated a merger with
Naia Rare Diseases, Inc. for consideration of $2.1 million in cash, 4,835,438 shares of common stock valued at $2.2 million, and the pre-payment of certain operating costs on behalf of Naia totaling $0.1 million. Please tell us how you considered furnishing financial statements of Naia Rare Diseases, Inc. and pro forma financial statements in accordance with the guidance in Rule 8-04 of Regulation S-X and Article 11 of
Regulation S-X, respectively.

In response to the Staff’s comment, the Company confirms it conducted tests of significance under Rule 8-04 of Regulation S-X with respect to the acquisition of Naia Rare Diseases, Inc. (the “Naia Acquisition”) and has determined that none of the conditions specified in Rule 8-04(b) of Regulation S-X exceeds 20% with respect to the Naia Acquisition. Pursuant to the exception available under Rule 8-04(d), which applies if the acquirer has completed a significant acquisition after its latest fiscal year-end and filed a report on Form 8-K including audited financial statements for the acquired business and the pro forma financial information required by Article 8, the Company conducted the significance comparisons based on the pro forma financial information filed with its June 12, 2020 amendment to its Form 8-K originally filed on May 4, 2020, rather than its historical financial information. The significant subsidiary tests for the Naia Acquisition are included on Exhibit A, attached hereto, which the Company respectfully submits are consistent with Exhibit A to the response letter filed by the Company on June 12, 2020, addressing Staff comments on the Company’s Registration Statement on Form S-3 (File No. 333-238850).

* * * * *

The Company respectfully submits that the foregoing is appropriately responsive to the Staff’s comments. If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Donald R. Reynolds
Donald R. Reynolds

cc: John Temperato, Chief Executive Officer, 9 Meters Biopharma, Inc.

Exhibit A

Naia Acquisition Significance Tests
All amounts in thousands, except for percentages

1. Investment test

Naia Acquisition - Value of Consideration Transferred	$4,920
9 Meters Biopharma, Inc. Pro Forma Assets - December 31, 2019	$25,854
Significance	19.0%

2. Asset test

Naia Rare Diseases, Inc. Total Assets - December 31, 2019	$16
9 Meters Biopharma, Inc. Pro Forma Assets - December 31, 2019	$25,854
Significance	0.0%

3. Income test

Naia Rare Diseases, Inc. Operating Income - FY 2019	$(333)
9 Meters Biopharma, Inc. Pro Forma Operating Income - FY 2019	$(64,857)
Significance	0.5%